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EXHIBIT 3

     TOWER SEMICONDUCTOR SECURES FIRST VOLUME PRODUCTION ORDER FOR FAB 2 FROM
                             ALLIANCE SEMICONDUCTOR


MIGDAL  HAEMEK,  ISRAEL  -  APRIL  23, 2003 - Tower Semiconductor (NASDAQ: TSEM;
TASE: TSEM) has achieved a significant objective by securing the first volume production order for its new manufacturing facility, Fab 2. Alliance Semiconductor (NASDAQ: ALSC) placed a volume order for the manufacture of its 4-Mb, asynchronous SRAM using Tower's 0.18-micron process technology. Tower expects to begin commercial shipments of the product in mid-2003.

Tower's new state-of-the-art wafer fab is dedicated to the production of semiconductor devices with 0.18-micron and lower geometries. Alliance, one of Tower's four wafer partners, invested approximately $75 million in Tower for Fab 2's construction.

"This order marks a key milestone for Fab 2 and for Tower. By starting volume production we are on our way to filling our new fab's capacity, which is a vital part of our global growth strategy," said Harold Blomquist, senior vice president of Tower Semiconductor Ltd. and chief executive officer of Tower Semiconductor USA. "As a major investor in Fab 2, Alliance has further demonstrated its support in the future of Fab 2 by working closely with us on this and other products."

A fabless semiconductor company, Alliance Semiconductor provides high-performance memory, mixed signal and systems solutions products. Alliance's Fast Async SRAM product, which was qualified in Tower's prototyping and pre-production phases, is the first product Tower will manufacture for Alliance. The product will be used with mainstream digital signal processors (DSPs) and microcontrollers.

ABOUT ALLIANCE SEMICONDUCTOR
Alliance Semiconductor Corporation is a leading worldwide provider of memory, mixed signal and system solutions for networking, wireless, consumer and computing markets. Through these integrated business units, Alliance provides leading OEMs with synchronous and fast asynchronous SRAMs and super low-power and pseudo SRAMs, high-speed chip-to-chip interconnects based on HyperTransport technology and mixed signal products for Electromagnetic Interference (EMI) management. Alliance develops and manufactures its products through independent manufacturing foundries using advanced CMOS process technologies with line widths as narrow as 0.13-microns. Founded in 1985, Alliance is headquartered in Santa Clara, California. Additional information is available on Alliance's Web site at: http://www.alsc.com.

ABOUT  TOWER  SEMICONDUCTOR  LTD.
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two

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manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of the shareholders of the Company and regulatory authorities, to the amendment to the Fab 2 investment agreements, (ii) raising $22 million before the end of 2003, which is a condition to our major shareholders payment of the remaining portion of the fifth milestone, (iii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (iv) obtaining additional business from new and existing customers, (v) obtaining additional financing for the Fab 2 project from wafer partners and/or equity partners and/or other sources, (vi) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2003 and/or failure by Tower to get the approval of its banks to the amendment to the investment agreements, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (vii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (viii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (ix) completing the construction of a new wafer manufacturing facility, (x) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies, (xii) ramp-up of production at Fab 2 and (xiii) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in the documents we file with the Securities and Exchange Commission.


                                      # # #

PR  Agency  Contact     Investor  Relations  Contact    Corporate  Contact
Julie  Lass             Sheldon  Lutch                  Tamar  Cohen
Loomis  Group           Fusion  IR  & Communications    Tower Semiconductor Ltd.
+1  (713)  526  3737    +1  (212)  268  1816            +972-4650-6998
lassj@loomisgroup.com   sheldon@fusionir.com            pr@towersemi.com



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